UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. 1)

FLAG Telecom Group Limited

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G3529X106

(CUSIP Number)

Nancy L. Sanborn Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 384,058 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,058 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC

Page 2 of 12 Pages

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Communications Infrastructure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 678,503 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,503 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.9%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 12 Pages

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Communications Uttar Pradesh Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 551,398 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,398 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 12 Pages

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Infocomm Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 914,424 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,424 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 12 Pages

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Gateway Net Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 914,424 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,424 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 12 Pages

CUSIP No. G3529X106

     This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the SEC on December 12, 2003, (as so amended, the “Statement”). Only those items that are hereby reported are amended. All other items remain unchanged.

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Statement.

     The items of the Statement set forth below are hereby amended and supplemented as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

     Item 3 is amended by adding the following language to the end of such Item as follows:

     “Gateway, Leonid Frenkel, Triage Offshore Fund, Ltd. (“Triage Offshore”) and Triage Capital Management L.P. (“Triage Capital” and, together with Leonid Frenkel and Triage Offshore, the “Triage Shareholders”) have entered into the Triage Voting Agreement dated as of December 11, 2003 (the “Triage Agreement”), with respect to 171,472 shares of FLAG Common Stock owned by the Triage Shareholders (the “Triage Shares”). No Triage Shares were purchased by Gateway pursuant to the Triage Agreement and thus no funds were used for such purpose. However, Gateway has agreed to pay an aggregate $171,472 to the Triage Shareholders as consideration for the Triage Agreement, upon consummation of the transactions contemplated by the Amalgamation Agreement (as defined in Item 4 below), subject to increase in certain circumstances. Infocomm will provide such funds, from its internal sources, to Gateway as a loan. For a description of the Triage Agreement, see “Item 4. Purpose of Transaction” below, which description is incorporated into this Item 3 by reference.  A copy of the Triage Agreement is filed as Exhibit F hereto and is incorporated into this Item 3 by reference.”

Item 4.           Purpose of Transaction.

     Item 4 is amended by adding the following language to the end of such Item as follows:

     “The purpose of the Triage Agreement is to facilitate the consummation of the transactions contemplated by the Amalgamation Agreement.

     Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship among Gateway and the Triage Shareholders under the Triage Agreement but is not an affirmation by any of the Reporting Persons of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the 1934 Act and Rule 13d-5(b)(1) thereunder.

     Pursuant to the Triage Agreement, each Triage Shareholder agreed, among other things, to vote its Triage Shares: (a) in favor of the approval and adoption of the Amalgamation Agreement and each of the transactions contemplated thereby and (b) against (i) any proposal made in opposition to or in competition with the Amalgamation and the transactions

CUSIP No. G3529X106

contemplated by the Amalgamation Agreement, (ii) any amalgamation, scheme of arrangements, merger, reorganization, consolidation, share exchange, business combination, sale of assets, recapitalization, liquidation, winding up, extraordinary dividend or distribution, significant share repurchase or other similar transaction with or involving FLAG, other than the Amalgamation Agreement and the transactions contemplated thereby and (iii) any other action the consummation of which would reasonably be expected to impede, frustrate, interfere with, impair, delay or prevent consummation of the transactions contemplated by the Amalgamation Agreement.

     Also, pursuant to the Triage Agreement, each Triage Shareholder (i) revoked any and all previous proxies granted with respect to its Triage Shares, and (ii) granted a proxy appointing Gateway, as such Triage Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Triage Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters as Gateway or its proxy or substitute shall, in Gateway’s sole discretion, deem proper with respect to the Triage Shares in accordance with the Triage Shareholder’s agreement to vote as described above. The proxy granted by each Triage Shareholder is irrevocable and is granted in consideration of Gateway’s agreement to pay the Triage Shareholders an aggregate $171,472, upon consummation of the transactions contemplated by the Amalgamation Agreement, subject to increase under certain circumstances; provided, however, that such proxy shall be revoked upon termination of the Triage Agreement.

     In addition, each Triage Shareholder agreed in the Triage Agreement that during its term it will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Triage Shares, (ii) sell, assign, transfer, encumber, deliver pursuant to any tender or exchange offer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Triage Shares or (iii) seek or solicit any such sale, assignment, transfer, encumbrance, delivery or other disposition or any such contract, option or other arrangement or assignment or understanding and agreed to notify Gateway promptly and to provide all details requested by Gateway if such Triage Shareholder is approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

     Each Triage Shareholder also agreed that during the term of the Triage Agreement it will not (i) exercise any rights (including, without limitation, under the Bermuda Companies Act of 1981, as amended) to demand appraisal of any Triage Shares which may arise with respect to the Amalgamation, (ii) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire any of the business, property or capital stock of FLAG or any direct or indirect subsidiary of FLAG, or any acquisition of any FLAG Common Stock or other equity interest in, or any assets of, FLAG or any direct or indirect subsidiary of FLAG, whether by merger, amalgamation, purchase of assets, tender offer or other transaction or (iii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing.

CUSIP No. G3529X106

     The Triage Agreement may be terminated by any party thereto at the earlier of (i) the consummation of the Amalgamation, (ii) March 10, 2004 and (iii) the date of termination of any other voting agreement, between Gateway and any shareholder of FLAG, with respect to any FLAG Common Stock.

     The foregoing description of the transactions contemplated by the Triage Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit F hereto, and such exhibit is specifically incorporated by reference in response to this Item 4.

     Except as set forth in this Statement, the HMC Agreement, the Triage Agreement and the Amalgamation Agreement, none of the Reporting Persons nor, to the best of each of the Reporting Person’s knowledge, the individuals named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 5.           Interest in Securities of the Issuer.

     Section (a) of Item 5 is amended by amending and restating such Section as follows:

     “(a): As a result of the HMC Agreement and the Triage Agreement, (i) Gateway may be deemed to beneficially own 914,424 shares of FLAG Common Stock, which constitutes approximately 45.7% of the outstanding shares of FLAG Common Stock, (ii) Infocomm, through its direct interest in Gateway, may be deemed to beneficially own 914,424 shares of FLAG Common Stock, which constitutes approximately 45.7% of the outstanding shares of FLAG Common Stock, (iii) Uttar Pradesh, through its indirect interest in Gateway, may be deemed to beneficially own 551,398 shares of FLAG Common Stock, which constitutes approximately 27.6% of the outstanding shares of FLAG Common Stock, (iv) Communications, through its indirect interest in Gateway, may be deemed to beneficially own 678,503 shares of FLAG Common Stock, which constitutes approximately 33.9% of the outstanding shares of FLAG Common Stock and (v) RIL, through its indirect interest in Gateway, may be deemed to beneficially own 384,058 shares of FLAG Common Stock, which constitutes approximately 19.2% of the outstanding shares of FLAG Common Stock. Each Reporting Person, however, hereby disclaims beneficial ownership of such shares of FLAG Common Stock. The percentage of FLAG Common Stock outstanding calculation is based on 2,000,000 shares of FLAG Common Stock outstanding as of October 16, 2003.

     Except through their respective interests in Gateway, to the best of each Reporting Person’s knowledge, none of the persons listed on Schedule I attached hereto beneficially owns any shares of FLAG Common Stock.”

     Section (b) of Item 5 is amended by adding the following language to the end of such Section as follows:

      “Pursuant to the Triage Agreement (i) Gateway may be deemed to share the power to vote 76,982 shares of FLAG Common Stock with Leonid Frenkel, 55,940 shares of FLAG

CUSIP No. G3529X106

Common Stock with Triage Offshore and 38,550 shares of FLAG Common Stock with Triage Capital, (ii) Infocomm, through its direct interest in Gateway, may be deemed to share the power to vote 76,982 shares of FLAG Common Stock with Leonid Frenkel, 55,940 shares of FLAG Common Stock with Triage Offshore and 38,550 shares of FLAG Common Stock with Triage Capital, (iii) Uttar Pradesh, through its indirect interest in Gateway, may be deemed to share the power to vote 46,420 shares of FLAG Common Stock with Leonid Frenkel, 33,732 shares of FLAG Common Stock with Triage Offshore and 23,245 shares of FLAG Common Stock with Triage Capital, (iv) Communications, through its indirect interest in Gateway, may be deemed to share the power to vote 57,121 shares of FLAG Common Stock with Leonid Frenkel, 41,507 shares of FLAG Common Stock with Triage Offshore and 28,604 shares of FLAG Common Stock with Triage Capital and (v) RIL, through its indirect interest in Gateway, may be deemed to share the power to vote 32,332 shares of FLAG Common Stock with Leonid Frenkel, 23,495 shares of FLAG Common Stock with Triage Offshore and 16,191 shares of FLAG Common Stock with Triage Capital.

     However, none of the Reporting Persons is entitled to any rights as a shareholder of FLAG as to the shares of FLAG Common Stock that are subject to the Triage Agreement and each Reporting Person disclaims any beneficial ownership of the shares of FLAG Common Stock that are covered by such agreement”.

     Section (c) of Item 5 is amended by amending and restating such Section as follows:

     “(c): Except with respect to the transactions contemplated by the HMC Agreement, the Triage Agreement and the Amalgamation Agreement which are described in response to Item 4 above and incorporated herein by reference, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, the individuals named in Schedule I hereto, has effected any transaction in FLAG Common Stock during the past 60 days.

     The descriptions of the transactions contemplated by the HMC Agreement, the Triage Agreement and the Amalgamation Agreement in Item 4 are qualified in their entirety by reference to the respective agreements and documents, copies of which are filed as Exhibits A, F and B hereto, and such exhibits are specifically incorporated into this Item 5 by reference.”

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by adding the following language to the end of such Item as follows:

     “See “Item 4. Purpose of Transaction” for a description of the Triage Agreement, which is qualified in its entirety by reference to such agreement. A copy of the Triage Agreement, filed as Exhibit F hereto, is specifically incorporated by reference in response to this Item 6.”

Item 7.           Material to Be Filed as Exhibits.

     Item 7 is amended by adding the following language to the end of such Item as follows:

CUSIP No. G3529X106

“Exhibit F	Triage Agreement dated as of December 11, 2003 among Gateway and the Triage Shareholders”

CUSIP No. G3529X106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Industries Limited

December 15, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Communications Infrastructure Limited

December 15, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Communications Uttar Pradesh Private Limited

December 15, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Infocomm Limited

December 15, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Gateway Net Limited

Page 12 of 12 Pages